Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: January 13, 2014

The following are pages that were posted on AMEC’s website, www.amec.com, on January 13, 2014:


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Possible offer for Foster Wheeler

AMEC is a focused supplier of consultancy, engineering and project management services to its customers in the world's oil and gas, mining, clean energy, environment and infrastructure markets

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13/01/2014	Possible offer for Foster Wheeler
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An update on the long term growth potential of the nuclear sector, and what this means for AMEC

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AMEC released an interim management statement on Tuesday 19 November

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Business sustainability starts here... AMEC is committed to reducing its carbon footprint.

Investors

- Key facts
- Share price
- Regulatory news (RNS)
- Financial calendar
- Results centre
- Presentations
- Presentations library
- Report and accounts
- Online annual report 2012
- Consensus estimates
- Shareholder information
- Investor contacts
- Possible offer for Foster Wheeler

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AMEC is looking for targeted acquisitions which could enhance its growth through extending its geographic reach, adding skills and capability and developing new customer relationships

Possible offer for Foster Wheeler

DISCLAIMER – IMPORTANT

ELECTRONIC VERSIONS OF THE MATERIALS YOU ARE SEEKING TO ACCESS ARE BEING MADE AVAILABLE ON THIS WEBPAGE BY AMEC PLC ("AMEC") IN GOOD FAITH AND FOR INFORMATION PURPOSES ONLY.

These materials do not constitute an offer (including a tender offer or takeover offer) or a solicitation for a tender or purchase of securities in any jurisdiction.

In addition, these materials do not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction. In particular, these materials are not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

AMEC has not commenced and may not make an offer to purchase Foster Wheeler shares as described in these materials. In the event that AMEC makes an offer (as the same may be varied or extended in accordance with applicable law), it will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of AMEC and Foster Wheeler, and a Tender Offer statement on Schedule TO (the "Schedule TO"). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer (the "Offer Document") and a letter of transmittal and form of acceptance (the "Acceptance Forms") to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the "SEC") and mailed to Foster Wheeler shareholders.

The release, publication or distribution of these materials in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which these materials are released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC's website, www.sec.gov, after they have been filed.

Access to electronic versions of these materials is being made available on this webpage by AMEC in good faith and for information purposes only. Any person seeking access to this webpage represents and warrants to AMEC that they are doing so for information purposes only. Making press announcements and other documents available in electronic format does not constitute an offer to sell or the solicitation of an offer to buy securities in AMEC. Further, it does not constitute a recommendation by AMEC or any other party to sell or buy securities in AMEC.

The materials on this portion of the website may contain statements which constitute "forward-looking statements" about AMEC and Foster Wheeler. Such statements include, but are not limited to, statements with regard to the outcome of an offer, if made, any statements about potential cost synergies, revenue benefits or integration costs, statements regarding plans, objectives and expectations with respect to future operations, events and/or performance and all other statements other than historical facts. Forward-looking statements may be (but are not necessarily) identified by the use of phrases such as "will", "intend", "estimate", "expect", "anticipate", "believe", "envisage" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and may be outside the control of AMEC or Foster Wheeler. Actual results and developments may differ materially from those expressed or implied in such statements because of a number of factors. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Other than in accordance with their legal and regulatory obligations (including, in the case of AMEC, under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), neither AMEC nor Foster Wheeler is under any obligation and each of AMEC and Foster Wheeler expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Participants in the Solicitation

If the offer involves a solicitation of a proxy, AMEC, Foster Wheeler and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed offer. Information about AMEC's directors and executive officers will be made available in the registration statement on Form F-4 if and when filed. Information about Foster Wheeler's directors and executive officers is available in its Form 10-K for the year ended December 31, 2012 dated March 1, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction, if an offer is made, when they become available. If an offer is made, investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

Confirmation of understanding and acceptance of disclaimer

Electronic versions of these materials are not directed at or accessible by persons located in a jurisdiction where to do so would be unlawful.

I have read and understood the disclaimer set out above. I understand that it may affect my rights. I agree to be bound by its terms. By clicking on the "Agree" button, I confirm that I am permitted to proceed to electronic versions of these materials.

If, after accepting the terms of this disclaimer you experience problems accessing the materials, please contact Laura O'Neill on +44 (0)207 429 7512 or laura.oneill@amec.com

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AMEC is looking for targeted acquisitions which could enhance its growth through extending its geographic reach, adding skills and capability and developing new customer relationships

Possible offer for Foster Wheeler

This section of the website contains key documents and information relating to the potential acquisition of Foster Wheeler.

Document	Date of issue
RNS	Monday 13 January 2014
Media release	Monday 13 January 2014
Presentation	Monday 13 January 2014

Investors
- Key facts
- Share price
- Regulatory news (RNS)
- Financial calendar
- Results centre
- Presentations
- Presentations library
- Report and accounts
- Online annual report 2012
- Consensus estimates
- Shareholder information
- Investor contacts
- Possible offer for Foster Wheeler

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